Exhibit 99.3

BAJA MINING CORP.

Management Discussion and Analysis

YEAR END REPORT – December 31, 2007

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. provides analysis of Baja Mining Corp.’s financial results for the year ended December 31, 2007. The following information should be read in conjunction with the accompanying audited Consolidated Financial Statements, notes to the audited Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2007, all of which are available at the SEDAR website at www.sedar.com.  This MD&A is current as of March 18, 2008.

Nature of Business

Baja Mining Corp. (the “Company”) is engaged in the exploration and development of its mineral properties in Mexico.  The Company is now in the development stage and is currently focused on completing the financing and proceeding with the construction of its 100% owned Boleo Project.

The Company owns the Boleo Project through Mintec Processing Ltd., its wholly owned subsidiary, which owns 100% of a Mexican subsidiary Invebaja S.A. de C.V, which in turn owns all of Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”).

Overall Performance

On May 29, 2007 the Company announced the completion of the Definitive Feasibility Study (“DFS”) for the Boleo copper-cobalt-zinc-manganese deposit (“Boleo Project”) located at Santa Rosalia, Baja California Sur, Mexico.  The DFS, prepared by Bateman Engineering Inc. (“Bateman”),  announced the economics and technical viability of the Boleo Project. (See Engineering Update)

On September 12, 2007 the Company secured an underwritten commitment for US$515 million of debt financing with Bayerische Hypo-und Vereinsbank AG, a member of the UniCredit Group (“UniCredit”). The senior financing commitment has received all required credit approvals, subject to finalization of the capital cost update and other standard terms and conditions precedent agreed to by the Company and UniCredit.

On September 24, 2007, a non-brokered private placement of 16,150,000 units at $1.86 per unit, realizing gross proceeds of $30,039,000 was completed.

On October 16, 2007, a brokered private placement of 8,065,000 units at $1.86 per unit, realizing gross proceeds of $15,000,900 was completed.

On November 13, 2007, the Company secured an agreement with Caterpillar Financial SARL (“Cat Financial (Zurich)”), of Zurich, Switzerland, to act as Arranger and Provider in relation to an Equipment Lease Facility (the “Facility”) in an aggregate principal amount of up to US$64 million. The financing commitment is subject to standard terms and conditions precedent.

The Boleo Project

The Boleo property is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometres south of San Diego.  The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting. Over the last thirteen years, approximately CAD $66 million has been spent on exploration and completion of the DFS for the Boleo Project, with a further approximately $18 million spent on development costs since June 1, 2007.

The Boleo property consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block.  The project is located within the “buffer zone” of the El Vizcaino Biosphere, a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and to be operated in the biosphere.

The Boleo project is to be developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and Solvent Extraction – Electrowinning to produce copper and cobalt as metal, zinc as zinc sulphate and, at some point, manganese as manganese carbonate.

Current development in the quarter ended December 31, 2007

Engineering Update

Recognizing the significant capital cost increases that have occurred in many recent projects, the Company and its advisors have been engaged in an in-depth capital cost review and update on the El Boleo project. The Company has engaged the engineering firm AMEC Americas Limited of Vancouver to provide a high level independent review of the current capital cost estimate and provide a report to the Company on its findings.  Once this review is completed, the Company will announce the revised project capital costs and project economics. The Company expects to be in a position to release an updated DFS capital cost estimate in April 2008.

AMEC, Oil Sands & Mining and Power & Process is a leading supplier of high value consultancy, engineering and project management services to the mining, energy, power and process industries.  AMEC has approximately 19,000 employees, with offices in more than 25 countries across the world. AMEC employ a wide range of talented people - from scientists and environmental consultants to engineers and project managers. They advise clients on everything from front-end engineering design – through regulatory and environmental compliance, to project management and delivery.

Construction Update

The Company continues to establish and strengthen its own internal project management team, which consists of seasoned veterans in the industry.  This team will monitor all activities for the Company.

The Industrial Company (“TIC”), of Steamboat Springs, Colorado continues with the early works on site.  Initial work over the past several months consisted of cactus removal, quarantine and relocation programs at the proposed plant location and construction camp site in accordance with our environmental permits. The Company and the local authorities of Santa Rosalia have also been working in a cooperative effort to remediate the town’s existing landfill, located on the Company’s land, and to develop a controlled landfill facility in a new location to the north on land to be allocated by the Company for such purpose. In addition, geo-technical drilling and testwork has been ongoing for the last few months at the process plant and tailings dam locations to enable an early start of construction.

TIC, which has extensive construction experience in Mexico, has been conducting ‘constructability’ reviews and participating in development of local pricing and schedules. TIC is a direct-hire, heavy-industrial contractor providing world-class construction expertise throughout North America. TIC’s construction work in Mexico is conducted through its wholly owned subsidiary, MexTICa. TIC is privately owned, and had 2006 revenues in excess of $1.7 billion.

The Acid Plant and Power Cogeneration (“Cogen”) Plant are both critical path items in the construction schedule. Accordingly, to ensure their timely availability by 2010, the Company has placed the order for a 46 megawatt turbine and generator (TG) set which has been identified as the single longest lead item. The cost of this TG package is approximately US$10 million. Delivery to site is expected in August 2009. The Cogen Plant is an integral part of the acid plant and utilizes heat recovered from the burning of sulphur to generate power. When fully operational, it is anticipated that this facility will provide almost all of the power required for the mine and process plant. In addition, the Company has issued a “Letter of Award and Limited Authorization to Proceed” to SNC-Lavalin Engineers & Constructors Inc. for basic engineering and procurement services for the 2400 tonnes per day acid plant, complete with heat recovery system and the 46 MW turbo generator package. The parties are currently working on concluding a definitive agreement for all services; however, work has commenced based on the award.

Financing Update

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On November 13, 2007, the Company entered into an agreement with Caterpillar Financial SARL (“Cat Financial (Zurich)”), of Zurich, Switzerland, to act as Arranger and Provider in relation to an Equipment Lease Facility (the “Facility”) in an aggregate principal amount of up to US$64 million. The proceeds of the Facility will be used for the financing of mobile (underground and surface) equipment in connection with the El Boleo project. The Facility has a final maturity date of 7 years from initial drawdown. The agreement is subject to the satisfaction of various conditions precedent.

Caterpillar Financial (Zurich) is the structured trade and project finance arm of Cat Financial, which itself is a wholly-owned subsidiary of Caterpillar Inc. Cat Financial provides a wide range of financing alternatives for Caterpillar machinery, engines, gas turbines, as well as other equipment and marine vessels. The company also extends loans to customers and dealers. Cat Financial has offices and subsidiaries located throughout the Americas, Asia, Australia, and Europe, with headquarters in Nashville, Tennessee, USA.

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On September 12, 2007 Baja Mining Corp. entered into an underwritten commitment with Bayerische Hypo-und Vereinsbank AG (“HVB”), a member of the UniCredit Group as Mandated Lead Arranger to arrange and underwrite a limited-recourse term loan facility in an aggregate principal amount of up to US$475 million (the “Term Loan Facility”), as well as a cost overrun loan facility in an aggregate principal amount of US$40 million (the “Cost Overrun Facility” and together with the Term Loan Facility, the “Facilities”) to MMB, Mexico. HVB will be the sole arranger and underwriter of the Facilities.

The senior financing commitment has received all necessary credit approvals, subject to finalization of the capital cost update and other standard terms and conditions precedent agreed to by the Company and HVB.

The proceeds of the Facilities will be used to partly finance the development, construction and working capital costs of the El Boleo project.

UniCredit Group is the second largest Bank in the Eurozone by market capitalization, taking its acquisition of Capitalia into account (pro forma). For almost 20 years HVB, now part of the UniCredit Group, has been an active mining finance house catering to the needs of its diverse and broad client base. With highly experienced industry specialists and regional coverage HVB is well positioned to provide solutions for its mining customers.

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Endeavour Financial International Limited (“EFIC”) continues to be retained by the Company as its Financial Advisor for the financing of the El Boleo Project. EFIC continues to work with the Company on the successful closing of the various facilities as well as discussions with off-take counterparties, potential partners and subordinated debt providers. The Company is looking to close the various facilities in the second quarter of 2008.

Permitting Update

The Company is in the process of applying for the final permit to Construct and Operate a Wharf on the site.  Company management have had several meetings with the General Director of Ports and are now preparing our documents for final submissions.  This facility will be used during the construction stage of the project and will serve as the first section of the maritime terminal required for operation.

Management and Personnel Additions and Changes

Baja has recently made the following appointments:

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Michael F. Shaw, Vice President - Engineering and Construction;

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Rowland Wallenius, CA, appointment as Chief Financial Officer;

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Steve Francis - Project Controls Manager;

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Mike Rockandel – Process Engineering Manager;

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Thomas Gluck – Manager, Process Technology (Mn Process Expert);

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Mario Romero – Senior Accountant.

Selected Annual Information

The following financial data is selected financial information for the Company for the three most recently completed financial years ending December 31, presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles.

	2007	2006	2005
Total revenues	$-	$-	$-
Loss for the year	$(11,111,351)	$(23,222,789)	$(7,396,731)
Basic and diluted loss per share for the year	$(0.09)	$(0.24)	$(0.11)
Total assets	$54,672,668	$12,421,812	$4,377,132

Financial year 2007 compared to financial year 2006

During 2007, the Company completed the DFS and began deferring project costs.  This has resulted in a significant decrease in the loss for the year and has contributed significantly to the increase in the total assets in 2007.

Financial year 2006 compared to financial year 2005

During 2006 the Company increased exploration activities significantly over 2005.  These increased activities include an extensive 38,000 metre drilling program, completed the majority of the work required to complete the DFS, built and tested a pilot plant and hired significant mining and managerial experience, who were issued stock options with a significant value.  This resulted in an almost four-fold increase in exploration expenditures of $19,827,154 (2005- $5,322,656) and over a three-fold increase in loss for the year of $23,222,789 (2005-$7,396,731).

Results of Operations

Comparison of December 31, 2007 to December 31, 2006

Operations

With the published economic and technical results of the DFS, the Company began to capitalize its development costs effective June 1, 2007, and has capitalized $17,730,032 in development costs by the end of December, 2007. The Company currently has no revenue generating activities other than interest income. For the year ended December 31, 2007, the Company recorded a loss for the period of $11,111,351 ($23,222,789 for the year ended December 31, 2006) or a loss per share of $0.09 (loss of $0.24 per share in 2006). The significant reduction in losses results from the capitalization for accounting purposes of development costs since the completion of the DFS.

Exploration Expenses

The Company incurred $7,506,581 in exploration expenses during the year ended December 31, 2007 (2006 - $19,827,154).  Effective June 1, 2007, costs related to project development were capitalized.

General and Administrative Expenses

General and administrative expenses for the 2007 financial year were $4,224,846, an increase of $263,078, compared with the previous year of $3,961,768. The higher costs resulted from the increased support required for advancing the Boleo project including the retention of additional personnel, the rising regulatory costs associated with increased regulatory requirements in Canada (and now the United States, as the Company enters the US regulatory arena), and the support required as the Company has moved into the development stage.  The increased costs are outlined as follows:

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Audit and legal fees: $392,103 ($259,696 in 2006) - the increase is a result of 2007 quarterly financial statement review fees, higher 2007 audit fees, additional legal fees in Mexico, Canada and the US relating to securing the debt facility, property maintenance, TSX listing, US 20-F and 40-F filings, as well as the overall growth in the complexity of the business;

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Stock exchange and transfer agent fees: $376,891 ($86,322 in 2006) - the increase resulted from the Company’s initial listing fee on the TSX of $153,000, additional project activity, disclosure requirements, private placement financings and option and warrant conversions;

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Directors fees: - the fees for the independent directors, totalled $65,000 during the year ended December 31, 2007, an increase of $22,500 over that of the prior year due to these fees taking effect on March 1, 2006;

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Management and consulting fees:

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Related party; $150,000 ($165,000 in 2006) - related party management fees include part of the CEO’s fees relating to administration;

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Other; $295,715 ($186,449 in 2006) - consulting fees were paid to a financial consulting firm in connection with general corporate financial advice related to construction financing and development of the Boleo project. Consulting fees were also paid to review and test the Company’s financial controls as required by Canadian and US regulations.

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Office and general: $346,424 ($168,412 in 2006) - the increased activities and personnel required upgrades in leased office equipment, higher consumption of office supplies and additional Spanish lessons to increase the effectiveness of personnel dealing in Mexico;

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Promotion, tradeshow and marketing: $504,373 ($147,734 in 2006) – in addition to the www.bajamining.tv presentation, management attended several events during 2007 including those in Las Vegas, New Orleans, Vancouver and Toronto.  The Company has also expanded its investor awareness programs by making financial and technical presentations in numerous cities in the US, Canada and the UK during the year.

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Rent: $171,742 ($135,121 in 2006) - due to its continued expansion, the Company leased additional space in August 2006, and commencing February 2007 has taken back space previously sublet;

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Stock based compensation: $513,392 ($1,996,339 in 2006) - during the year ended December 31, 2007, the Company granted 1,750,000 options, versus 5,445,000 granted during the same period in 2006.  Prior to June 1, 2007, the stock expense has been allocated between administrative and exploration activities based upon the activities performed for the Company.  The vested fair value of new options granted ($205,203) to personnel related to development and construction activities is capitalized to deferred development costs ;

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Travel: $296,077 ($186,839 in 2006) - travel has been allocated between development costs, exploration and administration based upon the purpose of the travel.  Most travel to site was for technical purposes and was allocated to exploration prior to June 1, 2007 but is now capitalized to project development; however, in 2006 and 2007 there was extensive travel to various investor and trade shows in North American and Europe that was required to secure funding and negotiate the debt facility and to increase the Company’s profile and investor awareness programs; and

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Wages and subcontractors: $915,641 ($461,153 in 2006) - costs have increased due to additions of key employees and the recruitment of additional administration staff after the first quarter of 2006.  Following the completion of the DFS, numerous additional administrative positions have been filled and the Company anticipates further staff increases as it moves towards construction.

Other items

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Foreign exchange gain: gain of $52,638 (versus a gain of $60,995 in 2006) - resulted from the increase in the value of the Canadian dollar, and the significant payments in Mexican Pesos, US dollars and other currencies.  Funds are transferred monthly to Mexico in US dollars and funds are converted to Pesos or other currencies as needed.  The Company does not hedge its foreign currencies; and

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Interest income: $567,438 ($505,138 in 2006) - the Company invested the funds raised from equity financings in March and April 2006 in short term guaranteed term deposits, thus generating significant interest during the period.  In September and October 2007 Baja raised additional equity financings.  The balance of short term guaranteed term deposits has increased reflecting the additional equity.  Short term deposits amounted to $32,183,356 at December 31, 2007.  The Company has not invested in any asset backed securities.

The Company completed the DFS, which was published during the second quarter of 2007.  Expenditure levels during the first quarter of fiscal 2008 are anticipated to grow as the Company continues to build its organization.  Once the capital costs review is completed the Company expects to utilize the results to complete and close the financing of the El Boleo project.  Although the Company is optimistic about completing the project financing Baja has not closed any of the written commitments or undertaking at the time of filing, and there is no guarantee that the Company will be able to secure any financing.  The outcome of the various project financing negotiations will dictate the expenditure levels during 2008, as the Company continues its development and construction during 2008.

Comparison of the three months ended December 31, 2007 to December 31, 2006

Operations

For the three month period ended December 31, 2007, the Company recorded a loss of $339,681 ($0.01 per share) as compared to a loss of $6,663,704 ($0.06 per share) for the same period in 2006.  The changes in results are primarily due to capitalization of development expenses which, in the prior year’s 4th quarter, were exploration expenditures that were expensed.

General and Administrative Expenses

General and administrative expenses for the three months ended December 31, 2007 were $1,055,398, a decrease of $304,220, compared with $1,359,618 in the comparable quarter in the previous year.. However, if one removes the non-cash, stock-based compensation expenses of $31,539 ($783,537 in 2006), the administrative expenses would have increased by $447,778 from period to period. The significant changes during the quarter are outlined as follows:

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Audit and legal fees: $140,804 ($42,781 in 2006) - the increase is a result of the increased cost of the 2007 audit fees, additional legal fees in Mexico, Canada and the US relating to securing the debt facility and the restructuring of the Mexican subsidiaries;

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Stock exchange and transfer agent fees: $116,791 ($19,903 in 2006) - the increase resulted from the Company’s private placement financings in September and October 2007;

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Management and consulting fees:

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Other; $121,036 ($20,044 in 2006) – the increase in 2007 resulted from consulting fees paid to review and test the Company’s financial controls as required by Canadian and US regulations.;

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Office and general: $82,281 ($34,514 in 2006) - the increased activities and personnel required upgrades in leased office equipment, higher consumption of office supplies, and additional Spanish lessons to increase the effectiveness of personnel dealing in Mexico;

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Promotion, tradeshow and marketing: $103,146 ($37,257 in 2006) – the increase was due to attendance at several investor awareness events during Q4 2007 and the continued expansion of the investor awareness programs during the period;

Other items

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Foreign exchange gain (loss): gain of $306,506 (versus a loss of $169,669 in 2006) - the change resulted from the increase in the value of the Canadian dollar during the period and the significant payments in Mexican Pesos, US dollars and other currencies. Funds are transferred monthly to Mexico in US dollars and funds are converted to Pesos or other currencies as needed.  The Company does not hedge its foreign currencies; and

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Interest income: $409,211 ($158,520 in 2006) - the Company invested the $45 million equity raised from September and October 2007 in short term guaranteed term deposits, which generated significant interest during the period. The Company has not invested in any asset backed securities.

Summary of Quarterly Information

The following quarterly financial data for the eight most recently completed quarters is presented in Canadian dollars, and has been prepared in accordance with Canadian generally accepted accounting principles.

	Q1 Mar 31, 2006	Q2 Jun 30, 2006	Q3 Sep 30, 2006	Q4 Dec 31, 2006	Q1 Mar 31, 2007	Q2 Jun 30, 2007	Q3 Sep 30, 2007	Q4 Dec 31, 2007
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Loss for the period	$(1,930,508)	$(8,327,621)	$(7,325,621)	$(5,639,039)	$(5,577,013)	(3,798,604)	(1,396,053)	$(339,681)
Basic and diluted loss per share for the period	$(0.03)	$(0.08)	$(0.07)	$(0.06)	$(0.05)	$(0.03)	$(0.01)	$(0.00)

General Discussion of Quarterly Results

Loss for the periods

The Company carried out exploration activities on the Boleo property in Mexico during the first six quarters as disclosed above.  On May 29, 2007 the company announced the results of the DFS, and effective June 1, 2007 moved to the development stage and began capitalizing project costs.  This resulted in the virtual elimination of exploration expenditures during Q3 and Q4 2007, with the remaining costs relating to administration.

Liquidity

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions.  However, given the nature of the business, the results of operations as reflected in the losses and losses per share do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at December 31, 2007 was $30,989,387 compared with working capital of $10,060,278 as at December 31, 2006, an improvement of $20,929,109.  During the year ended December 31, 2007 the Company raised $49,607,430 (2006 - $25,340,251) in private placements, net of share issue costs, and through the exercise of warrants and options. The Company spent $8,698,482 (2006 – $17,529,813) in operations, in 2007 with the decrease from 2006 due to the completion of the DFS and the associated capitalization of development costs. In 2007, the Company also purchased an additional $1,431,644 (2006 - $159,407) in property, plant and equipment and spent $16,600,585 (2006 - $NIL) on mineral properties and related development costs.

The Company’s cash and term deposit position as at December 31, 2007 was $33,226,648 compared with $10,349,929 as of December 31, 2006, an increase of $22,876,719. The Company has $2,691,712 (2006 - $1,139,707) of current liabilities, an increase of $1,552,005 from the prior year. The increase is the result of higher monthly development activity of the Company during 2007.

The current obligations of the company are expected to be funded through existing cash and term deposits.

Establishment of Trust Fund for Conservation

The Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the "Buffer Zone" of this Biosphere. The first cash payment to the fund was US$100,000, issued on January 31, 2007.  Additionally, the fund was issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. These Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant.  This repurchase option represents a liability of USD$999,900 (or a discounted liability of CDN$752,539 at the present time) if the share price has not reached USD$5.555 and the holder exercises the repurchase option. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

Commitments

As at December 31, 2007, the Corporation had the following known contractual obligations:

Contractual Obligations	Payments due by period Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations [1]	$285,000	$104,000	$181,000	$Nil	$Nil
Contract obligations[2,3]	$3,086,000	$2,990,000	$96,000	$Nil	$Nil
Purchase obligations[4]	$16,845,000	$16,845,000	$Nil	$Nil	$Nil
Other long term liabilities[5]	$988,000	$Nil	$329,000	$659,000	$Nil
Total	$21,204,000	$19,939,000	$606,000	$659,000	$Nil

1

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74,250. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29,051.  The Company has also committed to two operating leases for office space in Mexico City, both on a month to month basis.  The combined monthly lease is 16,800 Pesos (CDN$1,500).

2

The Company has entered into numerous contracts regarding development of the Boleo project. Total contractual values entered into at December 31, 2007 were estimated to be $7.7 million.  The amounts paid or accrued on those contracts was $5.0 million, for a remaining commitment of $2.7 million.

3

During 2006, the Company signed a management consulting agreement with a company with a common director and officer of the Company with future commitments for 2007 to 2009 aggregating $456,000.

4

The Company has entered into numerous contracts regarding equipment purchases for the Boleo project. Total contractual values entered into at December 31, 2007 were estimated to be $19.4 million.  The amounts paid or accrued on those contracts was $2.6 million, for a remaining commitment of $16.8 million.

5

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 (total US$999,900) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant..

Capital Resources

The Company’s primary capital asset is the mineral property El Boleo, which is discussed in detail in the section, entitled ‘Overall Performance’.

The Company will require additional capital to fund the business activities during the next twelve months, as it has moved into the development stage and anticipates moving into the construction phase of the El Boleo project in the second quarter of 2008. The Company has no revenue from operations except interest income and does not expect to generate any revenue from operations until completion of construction and commencement of operations. The Company expects to raise the required capital through a combination of debt and equity financing. Baja has secured an underwritten commitment for US$515 million of debt financing with HVB, and a US$64 million lease facility from Cat Financial (Zurich).

On September 13, 2007, a non-brokered private placement of 16,150,000 units at $1.86 per unit, realizing gross proceeds of $30,039,000, was completed. Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one share at $2.50 within five years of issue. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the shares and warrants was determined using the Black-Scholes pricing model. The fair value of the 16,150,000 shares was estimated to be $21,776,590 and the fair value of the 10,497,500 warrants was estimated to be $8,262,410. Finders fees, other fees, and costs amounting to a total of $310,000, relating to the issue, were paid in cash.

On October 12, 2007 the Company completed a shareholder approved brokered private placement of 8,065,000 units at $1.86 per unit, realizing gross proceeds of $15,000,900.  Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one common share at $2.50 within five years of issue. The warrants are subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. Additionally, the agents were granted 428,250 warrants, representing 5.3% of units placed by them, entitling the holder to acquire one share at $1.99 within five years of issue. The fair value of the warrants was determined using the Black-Scholes pricing model. The weighted average assumptions utilized included a risk free interest rate of 4.40%, a dividend yield of nil%, an expected volatility of 85% and an expected life of the warrants of three and one half years. The fair value of the 8,065,000 common shares was estimated to be $10,835,840, the fair value of the 5,242,500 warrants was estimated to be $4,165,059 and the fair value of the 428,250 agent warrants was estimated to be $631,310. Agents, finders and other fees and costs relating to this issue amounting to $985,045 were paid in cash.  The pro rata issue costs of, $1,167,568 were charged to share capital and $448,787 was charged to share purchase warrants.

While current cash reserves are expected to be adequate to cover all administrative costs for the next twelve months, the Company will require additional funds for the project capital costs. Capital costs to develop the Boleo project for the production of copper, cobalt and zinc sulphate (but not manganese) have been estimated in the May 29, 2007 published DFS.  The Company is undergoing a capital cost review. The total project cost (exclusive of certain mobile equipment that will be leased), including engineering, procurement, and construction management, Owner’s costs, and 12.5% overall contingency was estimated to be US$568 Million as published in the May 29, 2007 independent DFS.

In addition to the construction costs of the Boleo project, outlined above, the Company anticipates or has committed to the following expenditures over the next 12 months:

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Permitting activities on the Boleo Project of approximately $500,000;

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Wages, management fees and subcontracts of approximately $5,000,000

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General and administrative expenses, including travel, legal, accounting and finance costs of approximately $4,200,000.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements.  Although the Company secured an underwritten commitment, in the short term it will continue to depend upon equity capital to finance its business activities.  Despite the fact that management has successfully raised significant amounts of capital in the past, there are no assurances that future capital requirements will be met by this means of financing, as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing for the Company.

Environmental Action Plan

The Company currently is a single purpose company, that purpose being the development of the Boleo Project, Baja California Sur, Mexico.  El Boleo is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits.  There is also the remnants of a former leach precipitation plant (the “LPF Plan”), where the Mexican mining agency  “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper.  In addition, there is a small (2 million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”.  None of the LPF plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

The majority of the project is located in the buffer zone of El Vizcaino and as discussed above and in Note 7 to the Company’s annual audited financial statements for the year ended December 31, 2007, the Company has established a compensation arrangement with the Mexican Commission for Natural Protected Areas; under which it has deposited US$100,000 into a Compensation fund, as well as three special warrants totaling US$1.1 million to partially fund the remedial work within El Vizcaino.  This fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mines normal reclamation program.

Early work by the Company, prior to commencing construction activities, have included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of both community trash as well as waste from the local squid packing plants.  Reclamation has been done under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants.  A temporary disposal facility have been developed, pending construction of a more permanent facility on land to the north of the project owned by the Company and which will be donated to the community.  Cost of remediation to date has been approximately $165,000 and is included as part of preliminary costs leading to construction.

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during its first six years and more than 700 hectares over its initial 25 year mine life.  A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency.  Total cost of reclamation and closure costs over the life of mine are currently estimated to be US$35 million on an undiscounted amount.  No financial reserve has yet been established in the Company’s financial statements for reclamation.  It is anticipated that a sinking fund will be established once production commences to provide a fund for reclamation.

The Company will, over the life of the Boleo Project, close approximately 33 mine portals.  As portals are closed, in accordance with mine plans, the affected area will be remediated.  Remedial costs for each portal site are currently estimated to be US$10,000.  Considering the annual projected operating budget (once full operation is achieved in 2010-2011) is of the order of US$100 million per year, the cost of remediation is not considered material.  Annual environmental monitoring costs are currently approximately US$12,000 and as operation commences will increase to approximately US$25,000/year.  Again, in relation to the annual operating budget, this number is not considered material.

An area of potential concern would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure in contrast to idling the mine.  The expected cost of reclamation from an early closure is estimated at between $10 million and $15 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site, assuming a decision was made to permanently close the mine.  In these circumstances, it is expected that the salvage value of the plant and equipment would adequately cover reclamation costs if the Company did not otherwise have available funds.

As part of the Company’s Environmental Impact Manifest approval, the Company was required to identify local flora and fauna species that would be affected by its operation and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species.  The phase 1 removal and relocation program in the landfill and place site areas has now been completed at an approximate cost of US$135,000.

The Company has demonstrated its commitment to environmental matters and will conduct continuous monitoring programs over the life-of-mine at an anticipated annual cost of US$25,000.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

Transactions with Related Parties

During the year ended December 31, 2007, the Company paid $817,880 ($709,107 in 2006) in management and consulting fees to directors and officers of the Company, and to companies controlled by officers and directors of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, short-term deposits, accounts receivable, accounts payable and accrued liabilities and special warrant liabilities are recorded at their fair values.  The Company has no concentration of credit risk.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 142,201,129 issued and outstanding.  The Company also had 9,665,000 outstanding stock options and 31,531,201 outstanding warrants available to be exercised.

Between December 31, 2007 and the date of filing, the Company granted 300,000 additional stock options and none were exercised.

Between December 31, 2007 and the date of filing, 1,502,615 warrants were exercised, for gross proceeds of $1,799,381.

Critical Accounting Estimates

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates.  Significant estimates critical to the Company include the recoverable amount of mineral properties, foreign currency translations, provision for reclamation costs and stock based compensation.

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights, mining concessions and development costs. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following announced DFS results, the Company began capitalizing development costs.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred.  A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  The amount of the liability is subject to re-measurement at each reporting period.  The estimates are based principally on legal and regulatory requirements.  It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates.  Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised.  As at December 31, 2007, the Company does not have any significant asset retirement obligations.

Stock based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the employment position of the grantee.  The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Accounting Changes –current year

Effective January 1, 2007, The Company has adopted three new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards comprise three handbook sections:

CICA Section 3855 – Financial Instruments – Recognition and Measurement

This standard establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It also specifies how financial instrument gains and losses are to be presented. Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost, with gains and losses reported in net income in the period that the liability is settled.

Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and will be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in other comprehensive income and the ineffective portion will be recorded in net income. The amounts temporarily recorded in other comprehensive income will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

CICA Section 3865 – Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting is to be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.

CICA Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders, and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

The adoption of Sections 1530, 3855 and 3865 had no impact on the opening equity or balance sheet of the Company.

New Canadian Accounting Pronouncements

Capital disclosures and financial instruments – disclosures and presentation

In December, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. These standards are effective for interim and annual consolidated financial statements for the Company’s reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing disclosure requirements, and carrying forward unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Inventories

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which will replace Section 3030, “Inventories.” The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. The new standard will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

General standards on financial statement presentation

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064 – Goodwill and Intangible Assets which replaces CICA 3062 “Goodwill and Intangible Assets” and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

U.S. GAAP

For new U.S. GAAP accounting pronouncements, see Note 15 “United States generally accepted accounting principles (“GAAP”)” to the consolidated financial statements.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required under U.S Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2007.  Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S and Canadian securities legislation was disclosed.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  We confirm there were no changes in these controls during the most recent interim period ending December 31, 2007.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting.  Based upon this assessment, management has concluded that as at December 31, 2007, the Company’s internal control over financial reporting was effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the common stock of Baja.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

The calculation of reserves involve a degree of uncertainty. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

The market price for copper and other metals is volatile and cannot be controlled.  There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals.  As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

Outlook

Baja Mining Corp. is focused on providing support to AMEC in its completion of the capital cost review, and working to close the senior debt facilities in the second quarter 2008.  We also expect our development team to move into construction in the early second quarter of 2008.  The Company continues to use its best efforts to fast-track project development, with the objective of achieving production in 2010.

In addition, the Company continues discussions with possible partners and off-take parties; including discussion of possible subordinate debt financing to minimize equity financing requirements.

Caution on Forward-Looking Information

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja Mining’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja Mining may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja Mining’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja Mining’s expectations include uncertainties involved in fluctuations in  copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo property, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja Mining’s Annual Information Form for the year ended December 31, 2007, filed with the Canadian securities regulatory authorities, Baja Mining’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by Baja Mining and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by Baja Mining in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.